SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                   Reinsurance Group of America, Incorporated
            ________________________________________________________
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
            ________________________________________________________
                         (Title of Class of Securities)

                                   759351109
            ________________________________________________________
                                 (CUSIP Number)

                                Dorothy L. Murray
                       Metropolitan Life Insurance Company
                              4100 Boy Scout Blvd.
                                 Tampa, FL 33607
                                 (813) 801-2063
            ________________________________________________________
                 (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)



                                 April 7, 2000
            ________________________________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               MetLife, Inc.
               13-4075851
_______________________________________________________________________________
   2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   		(a) [ ]
   		(b) [ ]
_______________________________________________________________________________
   3       SEC USE ONLY
_______________________________________________________________________________
   4       SOURCE OF FUNDS

             OO  (See Item 3)
_______________________________________________________________________________
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                              [ ]
_______________________________________________________________________________
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
_______________________________________________________________________________
       NUMBER OF            7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        None*
       OWNED BY      __________________________________________________________
        EACH                8       SHARED VOTING POWER
      REPORTING
        PERSON                          28,915,939*
         WITH        __________________________________________________________
                            9       SOLE DISPOSITIVE POWER

                                         None*
                     __________________________________________________________
                           10       SHARED DISPOSITIVE POWER

                                         28,915,939*
_______________________________________________________________________________
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                28,915,939*
_______________________________________________________________________________
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]
_______________________________________________________________________________
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                58.6%*
_______________________________________________________________________________
  14      TYPE OF REPORTING PERSON

                HC
_______________________________________________________________________________

* See Items 3 and 5 below. Unless otherwise indicated, all information relating to beneficial ownership of the Shares by the Reporting Persons is as of April 3, 2001.

   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Metropolitan Life Insurance Company
               13-5581829
_______________________________________________________________________________
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [ ]
_______________________________________________________________________________
   3       SEC USE ONLY
_______________________________________________________________________________
   4       SOURCE OF FUNDS

              WC, OO
_______________________________________________________________________________
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                              [ ]
_______________________________________________________________________________
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

               New York
_______________________________________________________________________________
       NUMBER OF            7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        None*
       OWNED BY      __________________________________________________________
        EACH                8       SHARED VOTING POWER
      REPORTING
        PERSON                          28,915,939*
         WITH        __________________________________________________________
                            9       SOLE DISPOSITIVE POWER

                                         None*
                     __________________________________________________________
                           10       SHARED DISPOSITIVE POWER

                                         28,915,939*
_______________________________________________________________________________
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                28,915,939*
_______________________________________________________________________________
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]
_______________________________________________________________________________
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                58.6%*
_______________________________________________________________________________
  14      TYPE OF REPORTING PERSON

                IC
_______________________________________________________________________________

* See Items 3 and 5 below. Unless otherwise indicated, all information relating to beneficial ownership of the Shares by the Reporting Persons is as of April 3, 2001.

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               GenAmerica Financial Corporation
               43-1779470
_______________________________________________________________________________
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [ ]
_______________________________________________________________________________
   3      SEC USE ONLY
_______________________________________________________________________________
   4      SOURCE OF FUNDS

           Not Applicable
_______________________________________________________________________________
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                              [ ]
_______________________________________________________________________________
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Missouri
_______________________________________________________________________________
       NUMBER OF            7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        None*
       OWNED BY      __________________________________________________________
        EACH                8       SHARED VOTING POWER
      REPORTING
        PERSON                          24,131,250*
         WITH        __________________________________________________________
                            9       SOLE DISPOSITIVE POWER

                                         None*
                     __________________________________________________________
                           10       SHARED DISPOSITIVE POWER

                                        24,131,250*
_______________________________________________________________________________
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              24,131,250*
_______________________________________________________________________________
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]
_______________________________________________________________________________
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                48.9%*
_______________________________________________________________________________
  14      TYPE OF REPORTING PERSON

              HC, CO
_______________________________________________________________________________

* See Items 3 and 5 below. Unless otherwise indicated, all information relating to beneficial ownership of the Shares by the Reporting Persons is as of April 3, 2001.

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               General American Life Insurance Company
               43-0285930
_______________________________________________________________________________
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [ ]
_______________________________________________________________________________
   3      SEC USE ONLY
_______________________________________________________________________________
   4      SOURCE OF FUNDS

             Not Applicable
_______________________________________________________________________________
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                              [ ]
_______________________________________________________________________________
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               Missouri
_______________________________________________________________________________
       NUMBER OF            7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        None*
       OWNED BY      __________________________________________________________
        EACH                8       SHARED VOTING POWER
      REPORTING
        PERSON                          24,131,250*
         WITH        __________________________________________________________
                            9       SOLE DISPOSITIVE POWER

                                         None*
                     __________________________________________________________
                           10       SHARED DISPOSITIVE POWER

                                        24,131,250*
_______________________________________________________________________________
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              24,131,250*
_______________________________________________________________________________
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]
_______________________________________________________________________________
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              48.9%*

_______________________________________________________________________________
  14      TYPE OF REPORTING PERSON

              IC
_______________________________________________________________________________
* See Items 3 and 5 below. Unless otherwise indicated, all information relating to beneficial ownership of the Shares by the Reporting Persons is as of April 3, 2001.

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Equity Intermediary Company
               43-1727895
_______________________________________________________________________________
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [ ]

_______________________________________________________________________________
   3      SEC USE ONLY
_______________________________________________________________________________
   4      SOURCE OF FUNDS

               Not Applicable
_______________________________________________________________________________
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                              [ ]
_______________________________________________________________________________
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               Missouri
_______________________________________________________________________________
       NUMBER OF            7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        None*
       OWNED BY      __________________________________________________________
        EACH                8       SHARED VOTING POWER
      REPORTING
        PERSON                          24,131,250*
         WITH        __________________________________________________________
                            9       SOLE DISPOSITIVE POWER

                                         None*
                     __________________________________________________________
                           10       SHARED DISPOSITIVE POWER

                                        24,131,250*
_______________________________________________________________________________
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              24,131,250*
_______________________________________________________________________________
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]
_______________________________________________________________________________
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              48.9%*
_______________________________________________________________________________
  14      TYPE OF REPORTING PERSON

              HC, CO
_______________________________________________________________________________
* See Items 3 and 5 below. Unless otherwise indicated, all information relating to beneficial ownership of the Shares by the Reporting Persons is as of April 3, 2001.

       This Statement relates to the common stock, par value of $.01 per share (the "Shares"), of Reinsurance Group of America, Incorporated, a Missouri corporation ("RGA"). This Statement amends the Schedule 13D/A Statement of Metropolitan Life Insurance Company in respect of RGA dated January 6, 2000 by amending and restating Items 2, 3, 5 and 7 in their entirety, as follows:

Item 2.          Identity and Background.

       (a) through (c) and (f). This Statement is filed on behalf of (i) MetLife, Inc. ("MLINC"), (ii) Metropolitan Life Insurance Company ("MetLife"), a wholly owned subsidiary of MLINC, (iii) GenAmerica Financial Corporation, a wholly owned subsidiary of MetLife ("GenAmerica"), (iv) General American Life Insurance Company, a wholly owned subsidiary of GenAmerica ("GenAm Life"), and
(v) Equity Intermediary Company, a wholly owned subsidiary of GenAm Life ("EIM") (MLINC, MetLife, GenAmerica, GenAm Life and EIM are referred to herein collectively as the "Filing Parties"). MLINC, a Delaware corporation with its principal office and business at One Madison Avenue, New York, NY, 10010-3690, is not controlled by any person or persons and is a holding company which owns all of the issued and outstanding shares of common stock of MetLife. MetLife, a New York life insurance company, has its principal office and business at One Madison Avenue, New York, New York 10010-3690. GenAmerica and EIM are holding companies and GenAm Life is an insurance company. GenAmerica, GenAm Life and EIM are each Missouri corporations with the address of their principal offices and businesses at 700 Market Street, St. Louis, Missouri 63101.

       Set forth on Exhibit A to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Filing Parties.

       (d) During the last five years, none of the Filing Parties nor, to the best knowledge of the Filing Parties, any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the last five years, none of the Filing Parties nor, to the best knowledge of the Filing Parties, any of their respective executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Item 3.         Source and Amount of Funds or other Consideration.

        On April 7, 2000, MetLife converted from a mutual life insurance company to a stock life insurance company and became a wholly-owned subsidiary of MLINC, a Delaware corporation. MLINC acquired indirect ownership of the Shares by virtue of its ownership of its wholly-owned subsidiary MetLife.


Item 5.          Interest in Securities of the Issuer.

        (a) and (b). As of April 3, 2001, MLINC and MetLife beneficially owned 28,915,939 Shares, or approximately 58.6 percent of the outstanding Shares. Of such Shares, MLINC and MetLife share voting and dispositive power with each other with respect to 4,784,689 Shares and shares voting and dispositive power with GenAmerica, GenAm Life and EIM with respect to 24,131,250 Shares. As of April 3, 2001, GenAmerica, GenAm Life and EIM beneficially owned 24,131,250 Shares, or approximately 48.9 percent of the outstanding Shares. With respect to such Shares, GenAmerica, GenAm Life and EIM share voting and dispositive power with MLINC, MetLife and each other. See also Item 2 above. All information in this paragraph relating to the number of the Shares beneficially owned by the Reporting Persons has not changed since the date of the event which requires filing of this Statement.

        The following information in this paragraph is to the best knowledge of the Filing Parties. As of April 3, 2001, Helene L. Kaplan, a director of MLINC and MetLife, beneficially owned 1,800 Shares and had sole voting and dispositive power with respect to such Shares. As of April 3, 2001, Judy E. Weiss, President of MetLife Bank, beneficially owned 1,000 Shares which were jointly owned with Steven Weiss, her spouse, and shared voting and dispositive power with respect to such Shares with him. As of April 3, 2001, August A. Busch III, a director of GenAmerica and GenAm Life, beneficially owned 2,550 Shares and had sole voting and dispositive power with respect to such Shares. As of April 3, 2001, William E. Cornelius, a director of GenAmerica and GenAm Life, beneficially owned 1,113 Shares and had sole voting and dispositive power with respect to such Shares. As of April 3, 2001, William L. Hutton, a director of EIM and Counsel of GenAm Life, beneficially owned 505 Shares and had sole voting and dispositive power with respect to such Shares. As of April 3, 2001, Matthew P. McCauley, a director of EIM and Vice-President, General Counsel and Secretary of GenAmerica and GenAm Life, beneficially owned 1,000 Shares which were jointly owned with Brigid K. McCauley, and shared voting and dispositive power with respect to such Shares with her. As of April 3, 2001, Craig D. Schnuck, a director of GenAmerica and GenAm Life, beneficially owned 2,000 Shares and had sole voting and dispositive power with respect to such Shares. As of April 3, 2001, William P. Stiritz, a director of GenAmerica, GenAm Life and RGA, may be deemed to have been the beneficial owner of 74,358 Shares, of which (i) 52,683 Shares were owned directly by Mr. Stiritz, (ii) 17,500 Shares were owned by Susan Stiritz, Mr. Stiritz's spouse and (iii) 4,175 Shares were owned by Nicholas P. Stiritz, Mr. Stiritz's child; Mr. Stiritz disclaimed beneficial ownership of all the aforementioned Shares other than the 52,683 Shares owned by him directly. As of April 3, 2001, Andrew C. Taylor, a director of GenAmerica and GenAm Life, beneficially owned 2,250 Shares and shared voting and dispositive power with respect to such Shares with Barbara B. Taylor. As of April 3, 2001, Robert L. Virgil, a director of GenAmerica and GenAm Life, beneficially owned 225 Shares which were owned by Geraldine J. Virgil, his spouse, and shared voting and dispositive power with respect to such Shares with her. As of April 3, 2001, Virginia W. Weldon, a director of GenAmerica and GenAm Life, beneficially owned 450 Shares as trustee of a trust, and had sole voting and dispositive power with respect to such Shares. As of April 3, 2001, Bernard H. Wolzenski, Executive Vice-President - Product and Corporate Strategies, of GenAmerica and GenAm Life, may be deemed to be the beneficial owner of 2,725 Shares held by Jeanne A. Wolzenski as trustee of a trust. Mr. Wolzenski did not have voting or dispositive power with respect to such Shares. As of April 3, 2001, A. Greig Woodring, Executive Vice-President - Reinsurance of GenAmerica and GenAm Life and President and Chief Executive Officer of RGA, may be deemed to have been the beneficial owner of 256,780 Shares and had sole voting and dispositive power with respect to such Shares except for 15,000 restricted Shares for which Mr. Woodring had sole voting power but no dispositive power until vested. As of April 3, 2001, Richard A. Liddy, Chairman of GenAmerica, GenAm Life, and RGA may be deemed to have been the beneficial owner of 102,581 Shares, (i) 76,498 Shares which were owned directly by Mr. Liddy, and (ii) 26,083 Shares which were owned by Joanne S. Liddy, his spouse. Mr. Liddy had sole voting and dispositive power with respect to the shares owned directly by him, and shared voting and dispositive power with respect to such Shares owned by his spouse. Mr. Liddy disclaimed beneficial ownership of the aforementioned Shares owned by his spouse. Some of the Shares described in this paragraph may be in the form of stock options exercisable within 60 days or restricted stock. None of the Share ownership described in this paragraph represents beneficial ownership by any individual of more than 1% of the outstanding Shares.

        The percentage amounts set forth in this Item 5 are based upon the number of Shares issued and outstanding as of March 1, 2001, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2000.

        (c) In the 60 days prior to the date of filing of this Statement, none of the Filing Parties nor, to the best knowledge of the Filing Parties, any of their respective directors and executive officers has effected any transactions in the Shares, except as disclosed in this Statement, and except the following. On February 12, 2001, Richard A. Liddy, Chairman, Retired President and Chief Executive Officer, GenAmerica and GenAm Life, exercised an option to purchase 45,002 Shares from RGA at the price of $11.55 per share, and sold such shares in open market transactions. 5,100 of such shares were sold on February 12, 2001 at a price of $37.03 per share, and 39,902 shares were sold on February 13, 2001 at a price of $37.00 per share. In addition, Helene L. Kaplan, a director of MLINC and MetLife, acquired 1050 Shares through open market transactions effected without her knowledge through a blind trust agreement. 350 of such shares were purchased on January 30, 2001 at a price of $32.79 per share, and 700 of such shares were purchased on March 15, 2001 at a price of $39.02 per share.

        (d) No other person is known by the Filing Parties to have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the Direct Shares or the Indirect Shares.

        (e) Not applicable.


Item 7.          Materials to be Filed as Exhibits.






Exhibit A -- Information relating to the Executive Officers and Directors of the Filing Parties

Exhibit B -- Agreement Required for Joint Filing under Rule 13d-1 (k) (1)




                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     April 3, 2001

                              METLIFE, INC.

                              By:       /S/ Gwenn L. Carr
                              Title:    Vice-President and Secretary

                              METROPOLITAN LIFE INSURANCE COMPANY

                              By:       /S/ Dorothy L. Murray
                              Title:    Assistant Vice-President

                              GENAMERICA FINANCIAL CORPORATION

                              By:       /S/ Matthew P. McCauley
                              Title:    Vice-President, General
                                        Counsel and Secretary

                              GENERAL AMERICAN LIFE INSURANCE COMPANY

                              By:       /S/ Matthew P. McCauley
                              Title:    Vice-President, General
                                        Counsel and Secretary

                              EQUITY INTERMEDIARY COMPANY

                              By:       /S/ Matthew P. McCauley
                              Title:    Director, Vice-President,
                                        General Counsel and Secretary



                               EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS OF THE FILING PARTIES

Set forth below is the name and present principal occupation or employment of each director and executive officer of MLINC and MetLife.

Except as set forth below, each present principal business address of MLINC and MetLife is One Madison Avenue, New York, NY 10010-3690. Each person listed below is a citizen of the United States, except for Mr. Tweedie who is a citizen of the United States and Canada.


                               DIRECTORS

Name And Business Address          Principal Occupation or Employment
_______________________________    ____________________________________________

Curtis H. Barnette                 Of Counsel, Skadden, Arps, Slate,
Skadden, Arps, Slate,              Meagher & Flom, LLP (law firm)
Meagher & Flom, LLP
1440 New York Avenue, N.W.
Washington, DC  20005-2111

Robert H. Benmosche                Chairman of the Board, President
                                   and Chief Executive Officer

Gerald Clark                       Vice-Chairman of the Board and
                                   Chief Investment Officer

Joan Ganz Cooney                   Chairman, Executive Committee
Children's Television Workshop     Children's Television Workshop
One Lincoln Plaza                     (broadcasting)
New York, New York 10023

John C. Danforth                   Attorney and Minister
Bryan Cave LLP
211 N. Broadway, Suite 3600
St. Louis, MO  63102-2750


Burton A. Dole, Jr.                Retired Chairman, President and
P. O. Box 208                      Chief Executive Officer, Puritan
Pauma Valley,                      Bennett (medical device
California  92061                  manufacturing)


James R. Houghton                  Chairman of the Board Emeritus,
Corning Incorporated               Corning Incorporated
80 East Market Street
2nd Floor, Corning,
New York, New York  14830

Harry P. Kamen                     Retired Chairman of the Board and
Metropolitan Life Insurance Co     Chief Executive Officer
200 Park Avenue, Suite 5700
New York, New York  10166

Helene L. Kaplan                   Of Counsel, Skadden, Arps, Slate,
Skadden, Arps, Slate,              Meagher and Flom, LLP (law firm)
Meagher & Flom, LLP
919 Third Avenue
New York, New York  10022

Charles M. Leighton                Retired Chairman and Chief Executive
P. O. Box 247                      Officer,CML Group, Inc. (exercise
Bolton, MA  01740                  and leisure products)


Allen E. Murray                    Retired Chairman of the Board and
Mobil Corporation                  Chief Executive Officer, Mobil
375 Park Avenue, Suite 2901        Corporation (petroleum refining)
New York, New York  10152

Stewart G. Nagler                  Vice-Chairman of the Board and Chief
                                   Financial Officer

John J. Phelan, Jr.                Retired Chairman and Chief Executive
P. O. Box 312                      Officer, New York Stock Exchange,Inc.
Mill Neck, New York  11765

Hugh B. Price                      President and Chief Executive
National Urban League, Inc.        Officer, National Urban League, Inc.
500 East 62nd Street
New York, New York  10005

Ruth J. Simmons, Ph.D.             President, Smith College
Smith College
College Hall 20
Northampton, MA  01063

William G. Steere, Jr.             Chairman of the Board and Chief
Pfizer Inc.                        Executive Officer, Pfizer Inc.
235 East 42nd Street
New York, New York  10017


                               Executive Officers
                             (Who are not Directors)

Name                               Principal Occupation or Employment
_______________________________    ____________________________________________

Gary A. Beller                     Senior Executive Vice-President and
                                   General Counsel

James M. Benson                    President, Individual Business;
                                   Chairman, Chief Executive Officer
                                   And President, New England Life
                                   Insurance Company

C. Robert Henrikson                President, Institutional Business


Catherine A. Rein                  Senior Executive Vice-President;
                                   President and Chief Executive
                                   Officer, Metropolitan Property and
                                   Casualty Insurance Company

William J. Toppeta                 President, Client Services; Chief
                                   Administrative Officer

John H. Tweedie                    Senior Executive Vice-President

Lisa M. Weber                      Executive Vice-President - Human
                                   Resources

Judy E. Weiss                      President, MetLife Bank


Set forth below is the name and present principal occupation or employment of each director and executive officer of GenAmerica and GenAm Life. GenAmerica is a holding company and GenAm Life is an insurance company. The principal business address of each of GenAmerica and GenAm Life is 700 Market Street, St. Louis, Missouri 63101. Each person listed below is a citizen of the United States.

                            DIRECTORS


Name And Business Address          Principal Occupation or Employment
_______________________________    ____________________________________________

James M. Benson                    President, Individual Business;
Metropolitan Life Insurance Co.    Chairman, Chief Executive Officer
One Madison Avenue                 And President, New England Life
New York, New York  10010-3690     Insurance Company

August A. Busch III                Chairman and President, Anheuser-Busch
Anheuser-Busch Companies, Inc.     Companies, Inc. (brewing, aluminum beverage
One Busch Place                    container manufacturing and operating
St. Louis, Missouri  63118         theme parks)

William E. Cornelius               Retired Chairman and Chief Executive
Officer,
#2 Dunlora Lane                    Union Electric Company (now Ameren
St. Louis, Missouri  63131         Corporation) (electric utility)

John C. Danforth                   Partner, Bryan Cave LLP (law firm)
Bryan Cave LLP
One Metropolitan Square,
Suite 3600
St. Louis, Missouri  63101

Kevin C. Eichner                   President and Chief Executive Officer,
                                   GenAmerica and GenAm Life

Richard A. Liddy                   Chairman, Retired President and Chief
                                   Executive Officer, GenAmerica and GenAm Life

Willam E. Maritz                   Chairman, Maritz Inc. (travel and
Maritz Inc.                        communication services and motivation,
1375 N. Highway Drive              training, and marketing research)
St. Louis, Missouri  63099

Stewart G. Nagler                  Vice-Chairman of the Board and Chief
Metropolitan Life Insurance Co.    Financial Officer
One Madison Avenue
New York, New York  10010-3690

Craig D. Schnuck                   Chairman and Chief Executive Officer,
Schnuck Markets, Inc.              Schnuck Markets, Inc. (retail grocery
11420 Lackland Road                stores)
St. Louis, Missouri  63146

William P. Stiritz                 Chairman, President and Chief Executive
Agribrands International, Inc.     Officer, Agribrands International, Inc.
9811 South Forty Drive             (production and marketing of animal feed
St. Louis, Missouri  63124          and nutritional products)

Andrew C. Taylor                   Chief Executive Officer and President,
Enterprise Rent-A-Car Company      Enterprise Rent-A-Car Company (automobile
600 Corporate Park Drive           leasing)
St. Louis, Missouri  63105

Robert L. Virgil                   General Principal, Edward Jones & Co.
Edward Jones & Co.                 (securities firm)
12555 Manchester Road
St. Louis, Missouri  63131

Lisa M. Weber                      Executive Vice-President - Human
Metropolitan Life Insurance Co.    Resources
One Madison Avenue
New York, New York  10010-3690

Virginia V. Weldon                 Retired Senior Vice-President for Public
242 Carlyle Lake Drive             Policy, Monsanto Company (life sciences)
St. Louis, Missouri  63141


            Executive Officers of GenAmerica and/or GenAm Life
                       (Who Are Not Directors)

Name                               Principal Occupation or Employment
_______________________________    ____________________________________________

Leland J. Launer                   Treasurer

Matthew P. McCauley                Vice-President, General Counsel and
                                   Secretary

Daniel J. McDonald                 Senior Vice-President (GenAm Life Only)

Bernard H Wolzenski                Executive Vice-President - Product &
                                   Corporate Strategies

A. Greig Woodring                  Executive Vice-President - Reinsurance;
                                   President and Chief Executive Officer,
                                   Reinsurance Group of America, Incorporated.

Set forth below is the name and present principal occupation or employment of each director and executive officer of EIM. EIM is a holding company. The principal business address of each of EIM and GenAm Life is 700 Market Street, St. Louis, Missouri 63101. Each person listed below is a citizen of the United States.

                            DIRECTORS


Name And Business Address          Principal Occupation or Employment
_______________________________    ____________________________________________

Barry C. Cooper                    Vice-President and Controller of GenAm Life

William L. Hutton                  Counsel of GenAm Life

Matthew P. McCauley                Vice-President, General Counsel, and
                                   Secretary of GenAm Life


                            Exhibit B


                            Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) of Regulation 13D-G of the Securities Exchange Act of 1934, the persons or entities below agree to the joint filing on behalf of each of them of the Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of Reinsurance Group of America, Incorporated, and agree that such statement is, and any amendments thereto filed by any of them will be, filed on behalf of each of them, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof the undersigned hereby execute this Agreement this 28th day of February, 2001.

                               METLIFE, INC.

                               By:       /S/ Gwenn L. Carr
                               Title:    Vice-President and Secretary

                               METROPOLITAN LIFE INSURANCE COMPANY

                               By:       /S/ Dorothy L. Murray
                               Title:    Assistant Vice-President

                               GENAMERICA FINANCIAL CORPORATION

                               By:       /S/ Matthew P. McCauley
                               Title:    Vice-President, General
                                          Counsel and Secretary

                               GENERAL AMERICAN LIFE INSURANCE COMPANY

                               By:       /S/ Matthew P. McCauley
                               Title:    Vice-President, General
                                          Counsel and Secretary

                               EQUITY INTERMEDIARY COMPANY

                               By:       /S/ Matthew P. McCauley
                               Title:    Director, Vice-President,
                                          General Counsel and Secretary

SCHEDULE 13D/A		CUSIP No. 759351109